

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2023

The principal balances and results accumulated for the period ending December 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,723,282
Loans and accounts receivables from customers and banks, net	39,657,783
Loans and accounts receivables from customers at fair value, net	105,257
Financial instruments	12,811,228
Financial derivative contracts	10,725,015
Other asset ítems	4,835,321
Total assets	**70,857,886**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,537,826
Time deposits and other time liabilities	16,137,942
Issued debt and regulatory capital instruments	10,423,705
Financial derivative contracts	11,988,342
Other liabilities ítems	14,278,178
Total equity	4,491,893
Total liabilities and Equity	**70,857,886**

Equity attributable to:	
Equity holders of the Bank	4,367,158
Non-controlling interest	124,735

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,121,438
Net fee and commission income	502,640
Result from financial operations	300,239
Total operating income	**1,924,317**
Provision for loan losses	(473,593)
Support expenses	(876,147)
Other results	(7,423)
Income before tax	**567,154**
Income tax expense	(56,341)
Net income for the period	**510,813**

Attributable to:	
Equity holders of the Bank	496,403
Non-controlling interest	14,410

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.723.282
Créditos y cuentas por cobrar a clientes y bancos	39.657.783
Créditos y cuentas por cobrar a clientes a valor razonable	105.257
Instrumentos financieros	12.811.228
Contratos de derivados financieros	10.725.015
Otros rubros del activo	4.835.321
Total Activos	**70.857.886**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.537.826
Depósitos y otras captaciones a plazo	16.137.942
Instrumentos de deuda y capital regulatorio emitidos	10.423.705
Contratos de derivados financieros	11.988.342
Otros rubros del pasivo	14.278.178
Total patrimonio	4.491.893
Total Pasivos y Patrimonio	**70.857.886**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.367.158
Interés no controlador	124.735

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	1.121.438
Ingresos neto de comisiones	502.640
Resultado de operaciones financieras	300.239
Total ingresos operacionales	**1.924.317**
Gasto de pérdidas crediticias	(473.593)
Gastos de apoyo	(876.147)
Otros resultados	(7.423)
Resultado antes de impuesto	**567.154**
Impuesto a la renta	(56.341)
Utilidad consolidada del periodo	**510.813**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	496.403
Interés no controlador	14.410

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.